# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: The Real Good Food Company, Inc, CIK 0001871149
CUSIP: 75601G109
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 3 Executive Campus, Suite 155, Cherry Hill, New Jersey (NJ), 08002
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-21-352646
Filed by CIK 0001888902

## Reporting persons
- Slingshot Consumer LLC - 37-1593033: type of reporting person: other (OO); citizenship or place of organization: California (CA); sole voting power 0; shared voting power 4,191,750; shared dispositive power 4,191,750; aggregate amount beneficially owned 4,191,750 (16.6% of the class)
  Comment: Shares Reflect 3,956,022 Class B Units of Real Good Foods, LLC ("Class B Units") held by Slingshot Consumer, which may be exchanged at its election for shares of the Issuer's Class A common stock, par value $0.0001 ("Class A Common Stock") on a one-for-one basis and 235,728 Class A Common Stock held by Mr. Freeman. Mr. Freeman, as sole managing member of Slingshot Consumer, may be deemed an indirect beneficial owner of the Class B Units held directly by Slingshot Consumer.
  
  The ownership percentage is calculated based on 21,086,911 shares of the Issuer's Class A common stock outstanding as of December 31, 2024, as reported by the Issuer to the Reporting Persons, plus all shares of Class B common stock beneficially owned by the Reporting Persons.
- Bryan T. Freeman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 4,191,750; sole dispositive power 0; shared dispositive power 4,191,750; aggregate amount beneficially owned 4,191,750 (16.6% of the class)

## Item 1. Issuer
Name of issuer: The Real Good Food Company, Inc
Address of issuer's principal executive offices: 3 Executive Campus, Suite 155, Cherry Hill, NJ 08002

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1 promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act:

(i) Slingshot Consumer LLC, a Wyoming limited liability company ("Slingshot Consumer"); and

(ii) Bryan T. Freeman.

Slingshot Consumer and Mr. Freeman are hereinafter collectively referred to as the "Reporting Persons."
Address of principal business office or, if none, residence: The business address of each of the Reporting Persons is c/o Varner & Brandt LLP, 3750 University Avenue, 6th Floor, Riverside, CA 92501.
Citizenship: USA , CA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 4,191,750
Percent of class: 16.6%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 4,191,750
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 4,191,750

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Slingshot Consumer LLC - 37-1593033: /s/ Bryan T. Freeman, SLINGSHOT CONSUMER LLC (01/29/2025)
- Bryan T. Freeman: /s/ Bryan T. Freeman, BRYAN T. FREEMAN (01/29/2025)
Comment: EXHIBIT
NO. DESCRIPTION OF EXHIBIT

99.1 Joint Filing Agreement among the Reporting Persons dated as of December 1, 2021, as filed as Exhibit 99.1 to the Schedule 13G filed with the SEC on December 2, 2021.